Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

SELINA HOSPITALITY PLC

(Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732)

(the Company or Selina)

CIRCULAR

and

NOTICE OF GENERAL MEETING

Your attention is drawn to the letter from Mr Eric Foss, the Chairman of the Company, set out in this document which gives background to the intention of the Board (acting unanimously) to recommend that you vote in favour of the Resolutions to be proposed at the General Meeting.

Notice of the General Meeting of the Company, to be held virtually at www.meetnow.global/MTCS4L7 at 3:00 p.m. London time (10:00 a.m. New York time) on 8 March 2023 begins on page 7 of this document.

Shareholders may attend via electronic means (details of the virtual meeting invitation are included in the Information regarding Proxy Solicitation and Voting) or appoint a proxy and provide voting instructions in advance of the General Meeting to ensure their vote is recognised.

You will be able to participate in the General Meeting during the live webcast of the meeting by visiting www.meetnow.global/MTCS4L7 and entering your 16-digit control number found on the enclosed voting form. You will be able to vote, even if you have previously submitted your proxy. If you hold shares through a depositary, bank or broker, or indirectly in a savings plan, please refer to the Proxy Statement set out in the Information regarding Proxy Solicitation and Voting section of this document for further information about voting your shares.

If Shareholders are unable to vote in person at the General Meeting, they are strongly encouraged to use their proxy vote. To be valid, the accompanying Form of Proxy in connection with the General Meeting should be completed, signed and returned as soon as possible and, in any event, so as to reach the Company by no later than forty-eight (48) hours prior to the scheduled start time of the meeting.

Certain of the resolutions that Shareholders of the Company will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the NASDAQ, the Company is incorporated under the laws of England and Wales and is therefore subject to the Companies Act 2006 (the Companies Act or the Act). The Companies Act obliges the Company to propose certain matters to shareholders for approval that generally would not be subject to periodic approval by shareholders of companies domiciled in the United States, but would be considered routine items for approval by shareholders of companies incorporated in England and Wales.

DEFINITIONS

The following definitions apply throughout this document (and are incorporated by reference in the General Meeting Notice) unless the context otherwise requires:

Board	means the board of directors of the Company;

Circular	means this document, dated 8 February 2023, relating to the General Meeting scheduled for 8 March 2023;

Company or Selina	means Selina Hospitality PLC;

Companies Act or Act	means the Companies Act 2006;

Computershare	Computershare Trust Company, N.A., as transfer agent for the Company, and its service agent Computershare Inc.;

Form of Proxy	means the form of proxy which accompanies this document, for use in connection with the General Meeting;

General Meeting	means the General Meeting of the Company, to be held on 8 March 2023 virtually at www.meetnow.global/MTCS4L7 at 3:00 p.m. London time (10:00 a.m. New York time), or any adjournment thereof;

General Meeting Notice	means the notice of the General Meeting which begins on page 7 of this document;

NASDAQ	means The Nasdaq Global Market;

Proxy Card	means the proxy card sent to you together with this Circular;

Proxy Statement	means the proxy statement sent to you as part of this Circular;

Record Date	means 3 February 2023;

Resolutions	means the shareholder resolutions set out in the General Meeting Notice;

shares	means ordinary shares of the Company; and

Shareholders	means the holders of any issued and outstanding shares.

In this document, references to “USD”, “$” and “US$” are references to the lawful currency of the United States of America. All times referred to in this document are, unless otherwise stated, references to London (UK) time.

CHAIRMAN’S LETTER

SELINA HOSPITALITY PLC

(Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732)

(the Company or Selina)

8 February 2023

Dear Shareholder,

1.	General Meeting of Selina Hospitality PLC

I am pleased to invite you to our General Meeting, being held on 8 March 2023.

Selina’s listing on NASDAQ, which began on 27 October 2022, marked a major milestone for our Company. We successfully completed our de-SPAC combination, allowing us to embark upon the next chapter of Selina’s development as a public company. That date also marked the start of my tenure as your Chairman, and of the new Board of Directors. In our first three months on the Board, the new Directors have worked closely with the Company’s executive management team to re-define Selina’s strategy and priorities to meet the near-term challenges of what continue to be acutely volatile markets.

We have been impressed by the management team’s vision to continue to build a world-class lifestyle brand at scale—with unique, authentic destinations and experiences tailored to the needs of Gen Z and Millennials. The Board and management team have been working together intensively to assess the strategic imperatives required to most effectively deliver that vision. Those core near term objectives include:

•	prioritising initiatives that drive positive cash flow;

•	being heavily focused on unit economics, and a path to group profitability; and

•	delivering the best possible experience for our millions of guests around the world.

Last month we released an updated investor presentation (available at https://www.sec.gov/Archives/edgar/data/1909417/000119312523016974/d353393d6k.htm ) in which we describe how we intend to execute on those strategic imperatives, and provide more detail on a number of initiatives aimed at optimizing cashflow, achieving better unit-level economics and sustainable growth – all with the ultimate objective of reaching profitability in the shortest practicable period. I look forward to sharing our progress against these objectives with you in the coming months.

In order to complete certain of these initiatives, Selina will need the flexibility to issue shares to certain investors and partners. Our investor presentation described some of the options Selina is considering, which include:

•	restructuring certain group liabilities into equity;

•	modifying the terms of Selina’s outstanding convertible notes;

•	utilizing equity lines of credit to opportunistically draw capital; and

•	considering transactions to extinguish warrants, in order to simplify the Company’s capital structure.

I also remind you that pursuant to the terms of the indenture for the $147.5 million aggregate principal amount of unsecured convertible notes due 2026 dated 27 October 2022, the Company has certain obligations to complete a $60 million qualifying equity issuance by either 27 October 2024 or 27 October 2025, or else the interest rate payable under the notes will increase.

In order for Selina to pursue these proposals, or other alternatives opportunistically, we require the support of our Shareholders. We are asking our Shareholders for authority to allot up to 60,900,000 shares (with a corresponding disapplication of statutory pre-emption rights), representing up to 62.23 per cent of the company’s issued share capital as of the date of this Circular. A number of the initiatives we are pursuing are at an early stage, and there can be no certainty that any proposals relating to the issuance of Selina shares will be completed. However, we believe that it is important for shareholder approvals to be in place at the earliest opportunity to give Selina the certainty that it can issue the shares required by an initiative, and potentially to act swiftly if other favourable transactions materialise. For that very reason, we consider that it is important to allow Selina to seek these authorities as soon as possible during the current financial year, rather than seeking them at the Company’s next annual general meeting, which will take place later this year during the summer.

The Board has unanimously resolved that the resolutions set out in this circular are in the best interests of the Company and its Shareholders as a whole, and recommends that you vote in favour of the resolutions set out herein. Your attention is drawn to the explanatory notes accompanying these resolutions.

We thank our Shareholders in advance for giving their consideration to the merits of the proposed resolutions and we encourage you to carefully consider their respective terms.

We request that you consider, and if thought fit, approve the resolutions set out in this notice. After the resolutions, each resolution has an explanatory note providing further information about the respective proposals.

2.	General Meeting

Beginning on page 7 of this document is the notice convening the General Meeting to be held virtually at www.meetnow.global/MTCS4L7 on 8 March 2023 at which the Resolutions will be proposed to approve the authority to allot further shares (with a disapplication of statutory pre-emption rights) and matters related thereto.

3.	Action to be taken

A Form of Proxy for use by Shareholders in connection with the General Meeting accompanies the notice in this document.

You are requested to complete and sign the relevant Form of Proxy in accordance with the instructions thereon, as well as the instructions and information provided as part of this circular dated 8 February 2023, in the section titled “Information regarding Proxy Solicitation and Voting”. Please return your vote in accordance with those instructions as soon as possible, but in any event so as to be received by no later than forty-eight (48) hours prior to the scheduled start time of the General Meeting. The deadline to return the Form of Proxy for the meeting is therefore as follows (we will notify you of any changes to this deadline that occur as a result of adjournment of the meeting):

6	March 2023 at 3:00 p.m.

A Form of Proxy received after the deadline will be invalid.

Whether or not Shareholders intend to attend and vote at the General Meeting virtually, they are strongly encouraged to complete, sign and return the Form of Proxy. Completion and return of a Form of Proxy will not affect the right of a Shareholder to attend and vote at the General Meeting should such Shareholder wish to do so.

A copy of this document and of each Form of Proxy is available at the following website: https://selina.gcs-web.com/.

4.	Recommendation

The Board has unanimously resolved the matters contemplated by the Resolutions to be in the best interests of the Company and its Shareholders as a whole, and recommends that you vote in favour of the Resolutions to be proposed at the General Meeting.

Yours faithfully

Eric J. Foss

Chairman of the Board

Selina Hospitality PLC

NOTICE OF GENERAL MEETING

SELINA HOSPITALITY PLC

(Incorporated in England and Wales under the Companies Act 2006 with registered number 13931732)

(the Company or Selina)

NOTICE

NOTICE IS HEREBY GIVEN THAT the General Meeting (the General Meeting) of Selina Hospitality PLC (the Company) will be held virtually at www.meetnow.global/MTCS4L7 at 3:00 p.m. London time (10:00 a.m. New York time) on 8 March 2023 to consider and, if thought fit, pass the following resolutions of the Company, with Resolution 1 to be proposed as an ordinary resolution and Resolution 2 to be proposed as a special resolution.

Capitalised terms used but not defined herein shall have the meanings assigned to them in the Definitions section of the circular to Shareholders dated 8 February 2023 (the Circular) to which this Notice was appended, unless the context indicates otherwise.

****

A.	ORDINARY RESOLUTION – AUTHORITY TO ALLOT SHARES

1.

THAT, the directors be and are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all powers of the Company to allot shares in the Company up to an aggregate nominal amount of US$ 308,381.60, which shall equate to a maximum of 60,900,000 ordinary shares, provided that this authority shall, unless renewed, varied or revoked, expire on 8 March 2028 save that the Company shall be entitled to, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury shares to be sold) and the directors may allot equity securities (including for the avoidance of doubt sell treasury shares) in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired.

B.	SPECIAL RESOLUTION – DISAPPLICATION OF STATUTORY PRE-EMPTION RIGHTS

2.

THAT, conditional on the passing of Resolution 1 and in accordance with section 570 of the Companies Act 2006, the directors be hereby authorised and empowered to allot equity securities (as defined in section 560 of the Companies Act 2006) (including for the avoidance of doubt sell treasury shares) wholly for cash pursuant to any authority granted under Resolution 1 as if section 561 of the Companies Act 2006 did not apply to any such allotment, provided that this power shall:

a.

be limited to the allotment of equity securities (including for the avoidance of doubt sale of treasury shares) up to an aggregate nominal amount of US$ 308,381.60, which shall equate to a maximum of 60,900,000 ordinary shares; and

b.	expire at midnight on 8 March 2028 (unless renewed, varied or revoked by the Company prior to or on that date),

save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted (including for the avoidance of doubt treasury shares to be sold) after such expiry and the directors may allot equity securities (including for the avoidance of doubt treasury shares to be sold) in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

By order of the Board

Eric Foss

Chairman

8 February 2023

EXPLANATORY NOTES TO THE RESOLUTIONS

NOTES TO RESOLUTION 1 – ALLOTMENT OF SHARE CAPITAL

Resolution 1 is an ordinary resolution which pertains to the directors’ authority to allot shares in accordance with section 551 of the Companies Act 2006. Under the Act, the directors are, with certain exceptions, unable to allot or issue shares without being authorised by either the shareholders in a general meeting or by the Company’s articles of association. If passed, the resolution will authorise the directors of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$ 308,381.60, which equates to approximately 60,900,000 ordinary shares having a nominal value of $0.005064 each (rounded to six decimal places). The authority granted by this resolution would, unless renewed, varied or revoked, expire on 8 March 2028.

The directors are seeking approval from Shareholders to allot and issue up to 60,900,000 shares, in order to improve the Company’s liquidity, improve its capital structure and satisfy the $60,000,000 equity fundraising condition under the existing indenture for the $147.5 million aggregate principal amount of unsecured convertible notes due 2026 dated 27 October 2022.

Approval of Resolution 1 by our Shareholders will satisfy Nasdaq Listing Rule 5635(d), which, subject to certain exceptions, generally requires that shareholders approve any transaction, other than a public offering, involving the issuance or sale of ordinary shares which equals twenty per cent. (20%) or more of the then-outstanding ordinary shares.

NOTES TO RESOLUTION 2 – DISAPPLICATION OF STATUTORY PRE-EMPTION RIGHTS

Resolution 2 is a special resolution which allows the Company to issue new shares or other equity securities without having to first offer them to its existing shareholders. This resolution is customary for public limited companies incorporated under the laws of England and Wales. Under the Act, the Company cannot issue the shares which are issued pursuant to the authority set out in Resolution 1 without such equity securities first being offered to the existing Shareholders in proportion to their current shareholding, unless a special resolution of the Company’s Shareholders has been passed at a general meeting to disapply such pre-emption rights. A special resolution requires at least 75% of the votes cast to be voted in favour of the motion.

The Company therefore proposes that, subject to the passing of Resolution 1, the directors of the Company be hereby authorised and empowered, pursuant to section 570(1) and section 573 of the Act, to issue shares and other equity securities (within the meaning of section 560 of the Act) for cash in each case free of the restriction set out in section 561(1) of the Act. This resolution would give the directors the ability to raise additional capital by issuing shares or other equity securities for cash or conducting a rights issue without them first offering them to existing Shareholders in proportion to their existing shareholdings. Without this authority, the Board’s ability to use share capital in order to pursue transactions and finance its plans for continued growth would be severely limited.

If passed, this authority would give the directors the power to allot shares, pursuant to the authority granted by Resolution 1, on a non-preemptive basis. This authority will expire upon the expiry of the authority to allot, being 8 March 2023 (unless renewed, varied or revoked by the Company prior to or on that date).

INFORMATION REGARDING PROXY SOLICITATION AND VOTING

We have sent you this proxy statement (the Proxy Statement) and enclosed the proxy card (the Proxy Card) because the board of directors of Selina Hospitality PLC (the Company) is soliciting your proxy to vote at the General Meeting to be held virtually at www.meetnow.global/MTCS4L7 at 3:00 p.m. London time (10:00 a.m. New York time) on 8 March 2023.

We are mailing the notice of the General Meeting, the Proxy Statement and the Proxy Card to our Shareholders of record as at 3 February 2023 (the Record Date). A copy of the Company’s General Meeting Notice, Proxy Statement and Proxy Card are available at https://selina.gcs-web.com/.

We are very pleased that this General Meeting will be hosted as a completely virtual meeting of shareholders, which will be conducted solely online via live webcast. You will be able to attend and participate in the General Meeting by visiting: www.meetnow.global/MTCS4L7 at the meeting date and time described in the accompanying proxy statement. There is no physical location for the General Meeting.

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the company. We believe that hosting a virtual meeting will enable greater shareholder attendance and participation from any location around the world.

Instruction/Q&A Section

Q:	How can I attend the General Meeting with the ability to vote?

A:

The General Meeting will be a completely virtual meeting of shareholders, which will be conducted exclusively by webcast. You are entitled to participate in the General Meeting only if you were a shareholder of the Company as of the close of business on the Record Date (Registered Holder), or if you hold a valid legal proxy for the General Meeting if you are a beneficial holder and hold your shares through an intermediary, such as a depositary, bank or broker (Beneficial Holder). No physical meeting will be held.

Registered Holder

As a Registered Holder, you will be able to attend the General Meeting online and vote by visiting www.meetnow.global/MTCS4L7 and following the instructions on your Notice, proxy card, or on the instructions that accompanied your proxy materials.

To appoint a proxy using the proxy form, the form must be:

•	completed and signed;

•	sent or delivered (in hard copy or via email) to the Company at:

Selina Hospitality PLC 6th Floor 2 London Wall Place Barbican, London EC2Y 5AU FAO: Jonathon Grech companysecretary@selina.com

•	received by the Company no later than 48 hours before the time for holding the meeting.

In the case of a shareholder which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

Beneficial Holder

If you are a Beneficial Holder and want to attend the General Meeting online by webcast (with the ability to vote, if you choose to do so) you have two options:

1.	Registration in Advance of the General Meeting

Submit proof of your proxy power (Legal Proxy) from your broker or bank reflecting your Selina Hospitality PLC holdings along with your name and email address to Computershare.

Requests for registration as set forth in (1) above must be labelled as “Legal Proxy” and be received no later than 3:00 p.m. London time (10:00 a.m. New York time) on 6 March 2023. You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email:	Forward the email from your broker granting you a Legal Proxy, or attach an image of your Legal Proxy, to legalproxy@computershare.com

By mail:	Computershare Selina Hospitality PLC—Legal Proxy P.O. Box 43001 Providence, RI 02940-3001

2.	Register at the General Meeting

Beneficial Holder Access to Virtual Meetings 2023 Proxy Season

For the 2023 proxy season, an industry solution has been agreed upon to allow Beneficial Holders to register online at the General Meeting to attend and vote. We expect that the vast majority of Beneficial Holders will be able to fully participate using the control number received with their voting instruction form. Please note, however, that this option is intended to be provided as a convenience to Beneficial Holders only, and there is no guarantee this option will be available for every type of Beneficial Holder voting control number. The inability to provide this option to any or all Beneficial Holders shall in no way impact the validity of the General Meeting. Beneficial Holders may choose the Register in Advance of the General Meeting option above, if they prefer to use this traditional, paper-based option.

In any event, please go to www.meetnow.global/MTCS4L7 for more information on the available options and registration instructions.

If you submit your proxy voting instructions and direct how your shares should be voted, the individuals named as proxies must vote your shares as you have indicated. The Company has retained Computershare to receive and tabulate all votes made by proxy.

Q:	Can I change my voting instructions?

A:

Shareholders may change proxy instructions. If you are a Registered Holder, you may revoke your previous proxy instructions by submitting a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

Where you have appointed a proxy using the hard-copy proxy form and would like to change the instructions using another hard-copy proxy form, please contact Jonathon Grech (email: companysecretary@selina.com; post: FAO Jonathon Grech, Selina Hospitality PLC, 6th Floor, 2 London Wall Place, Barbican, London, EC2Y 5AU).

If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence. If you attempt to revoke your proxy appointment but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

If you hold your shares in ‘street name’, you may change or revoke your voting instructions by following the specific instructions from your relevant depositary, broker, bank or other relevant organisation holding the shares.

Q:	Do I need to register to attend the General Meeting virtually?

A:	Registration is only required if you are a Beneficial Holder, as set forth above.

Q:	How can I vote online at the meeting?

A:	If you are a Registered Holder follow the instructions on the notice, email or proxy card that you received to access the meeting.

If you are a Beneficial Holder, please see the registration options set forth in numbers (1) and (2) above.

Online voting will be available during the meeting.

Q:	Why are you holding a virtual meeting instead of a physical meeting?

A:

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our shareholders and the Company. We believe that hosting a virtual meeting will enable more of our shareholders to attend and participate in the meeting since our shareholders can participate from any location around the world with Internet access. We also believe holding a virtual meeting this year will help safeguard the health of all meeting participants in view of the concerns regarding the ongoing coronavirus pandemic.

Q:	What if I have trouble accessing the General Meeting virtually?

A:

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: that Internet Explorer not a supported browser. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it you may call 1-888-724-2416.

Communication

Except as provided above, shareholders who have general queries about the meeting should contact Jonathon Grech at companysecretary@selina.com or +44 (0)75 3446 0715 (no other methods of communication will be accepted).

You may not use any electronic address provided either:

•	in this meeting notice; or

•	any related documents (including the proxy form),

to communicate with the Company for any purposes other than those expressly stated.